RATIO OF EARNINGS TO FIXED CHARGES
Exhibit 12
Coca-Cola Bottling Co. Consolidated
Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Second Quarter		First Half
	2007	2006	2007	2006
Computation of Earnings
Income before income taxes	$19,031	$15,245	$26,681	$16,619
Add:
Minority interest	1,169	1,149	1,850	1,705
Interest expense	12,372	12,180	24,507	23,735
Amortization of debt premium/discount and expenses	644	663	1,412	1,328
Interest portion of rent expense	371	296	676	588

Earnings as adjusted	$33,587	$29,533	$55,126	$43,975

Computation of Fixed Charges:
Interest expense	$12,372	$12,180	$24,507	$23,735
Capitalized interest	24	82	297	145
Amortization of debt premium/discount and expenses	644	663	1,412	1,328
Interest portion of rent expense	371	296	676	588

Fixed charges	$13,411	$13,221	$26,892	$25,796

Ratio of Earnings to Fixed Charges	2.50	2.23	2.05	1.70